UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                              SDNB Financial Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  784082-10-9
                         ------------------------------
                                 (CUSIP Number)

          James P. Heffernan, c/o Whitman Heffernan Rhein & Co., Inc.
           767 Third Avenue, New York, New York 10017 (212) 888-5222
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 28, 1995
                         ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 784082-10-9
- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    WHR Management Corporation, as General Partner of Whitman Heffernan & Rhein Workout Fund II, L.P. and Whitman Heffernan & Rhein Workout Fund II-A, L.P.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) /X/
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    New York corporation
- --------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             510,121
                         -------------------------------------------------------
 NUMBER OF               8   SHARED VOTING POWER
   SHARES
BENEFICIALLY                 N/A
  OWNED BY               -------------------------------------------------------
   EACH                  9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                     510,121
   WITH                  -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    510,121
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.9%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    C
- --------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                               Page 2 of 62 Pages

                                  SCHEDULE 13D

CUSIP No. 784082-10-9
- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Whitman Heffernan & Rhein Workout Fund II, L.P.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)               (a) / /
                                                                        (b) /X/
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
- --------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                             358,524
                         -------------------------------------------------------
 NUMBER OF               8   SHARED VOTING POWER
   SHARES
BENEFICIALLY                 N/A
  OWNED BY               -------------------------------------------------------
   EACH                  9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                     358,524
   WITH                  -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    358,524
- --------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.5%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                               Page 3 of 62 Pages

                                  SCHEDULE 13D

CUSIP No. 784082-10-9
- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Whitman Heffernan & Rhein Workout Fund II-A, L.P.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) /X/
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OR ORGANIZATION

    Delaware
- --------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                             151,597
                         -------------------------------------------------------
 NUMBER OF               8   SHARED VOTING POWER
   SHARES
BENEFICIALLY                 N/A
  OWNED BY               -------------------------------------------------------
   EACH                  9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                     151,597
   WITH                  -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    151,597
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.4%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                               Page 4 of 62 Pages

ITEM 1: Security and Issuer

     This Statement relates to the acquisition of common stock, no par value (the "Common Stock"), of SDNB Financial Corp. (the "Issuer"). The address of the principal executive offices of the Issuer is: 1420 Kettner Boulevard, San Diego, California 92101.

ITEM 2: Identity and Background

     This statement is filed on behalf of (i) Whitman Heffernan & Rhein Workout Fund II, L.P. ("Fund II"), (ii) Whitman Heffernan & Rhein Fund II-A, L.P. ("Fund II-A") and WHR Management Corporation ("Management Corp."), in its capacity as the sole general partner of Fund II and Fund II-A. Fund II and Fund II-A (together, the "Funds") are Delaware limited partnerships, and Management Corp. is a New York corporation. Fund II, Fund II-A and Management Corp. are collectively referred to herein as the "Filer."

     The business of Filer is to invest in, own, sell or exchange debt and/or equity securities.

     The business address of the Funds and Management Corp. (and each of the executive officers and directors of Management Corp.) is set forth on the cover page hereof.

     During the last five years, neither the Filer, nor any general partner, executive officer, director or controlling person of the Filer, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor during the last five years, has Filer, or any general partner, executive officer, director or controlling person of the Filer, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: Source and Amount of Funds or Other Consideration

     Pursuant to the terms of a Stock Purchase Agreement, dated as of January 31, 1995 (the "Stock Purchase Agreement"), among the Funds and the Issuer, on March 28, 1995 Fund II acquired 358,524 shares of Common stock and Fund II-A acquired 151,597 shares of Common Stock at a purchase price of $4.34 per share (for an aggregate cost of $2,213,925.14). The source of funds used by Fund II and Fund II-A for the purchase reported in this Statement was the available committed capital of Fund II and Fund II-A.

ITEM 4: Purpose of Transaction

     Filer has acquired the securities of the Issuer for investment. Filer has no plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer other than as disclosed below in response to Item 5;

                               Page 5 of 62 Pages

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

     In connection with the filing of a Notice of Change in Control with the Federal Reserve Board, Fund II and Fund II-A have made certain commitments which limit their ability to exercise control over the Issuer. Those commitments are set forth in response to Item 6 below.

ITEM 5: Interest in Securities of the Issuer

     Fund II beneficially owns, and has the sole power to vote or dispose of, 358,524 shares of Common Stock. Fund II-A beneficially owns, and has the sole power to vote or dispose of, 151,597 shares of Common Stock. The 510,121 shares of Common Stock beneficially owned by the Filer represents, to the best of Filer's knowledge, 24.9% of the outstanding Common Stock. As disclosed in the response to Item 6 below, pursuant to the terms of the Stock Purchase Agreement, Filer has agreed to purchase additional shares of Common Stock after completion of a Rights Offering to be conducted by the Issuer. The number of additional shares to be purchased by the Filer will be the number necessary to cause the Filer to continue to hold 24.9% of the shares of the Common Stock after giving effect to the issuance of shares in the Rights Offering.

                               Page 6 of 62 Pages

ITEM 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Pursuant to Section 2.8 of the Agreements of Limited Partnership of Fund II and Fund II-A, certain actions taken by Fund II and Fund II-A (including voting as securityholders and disposing of investments) must be taken by Fund II and Fund II-A simultaneously.

     By letter dated March 9, 1995 from the Federal Reserve Bank of San Francisco, the Federal Reserve Board approved the acquisition referred to in this Statement under the Change in Bank Control Act. In connection with such approval, the Funds have committed that they will not directly or indirectly:

          1. Seek or accept representation on the board of directors of the Issuer or its subsidiary bank, San Diego National Bank ("Bank"), except that the Funds may have a nonvoting observer attend the board of directors meetings of the Issuer and Bank and may designate a director for the board of directors of the Issuer under the conditions set forth below;

          2. Take action causing the Issuer or Bank to become a subsidiary of the Funds;

          3. Acquire or retain shares that would cause the combined interests of the Issuer and their officers, directors, trustees, and affiliates to exceed 24.9 percent of the outstanding voting securities of the Issuer or
     24.9 percent of the equity of the Issuer;

          4. Exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or Bank;

          5. Have or seek to have any representative serve as an officer, agent, or employee of the Issuer or Bank;

          6. Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of the Issuer or Bank;

          7. Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Issuer or Bank;

          8. Attempt to influence the dividend policies or practices of the Issuer or Bank;

          9. Attempt to influence the loan and credit decisions or policies of the Issuer or Bank, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation, or similar activities of the Issuer or Bank, except that this commitment shall not apply to the execution of board responsibilities by a director designated under the conditions set forth below;


                               Page 7 of 62 Pages

          10. Enter into any other banking or nonbanking transaction with the Issuer or Bank, except that (a) the Funds may establish and maintain deposit accounts with Bank, provided that the aggregate balances of all such accounts do not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with the Issuer, (b) Bank and Danielson Trust Company may continue their trust referral arrangement provided that the referral income received by Bank from Danielson Trust Company shall not exceed on an annual basis an amount equal to one percent (1%) of the shareholders equity of Bank and such arrangement will be on arms-length basis and on substantially the same terms and conditions that would be offered to others in similar circumstances not affiliated with the Issuer, and (c) the Funds, as the mortgagee on the building occupied by the Issuer and Bank, will not use this mortgage lending relationship to exert or attempt to exert control over the Issuer or Bank;

          11. Dispose or threaten to dispose of shares of the Issuer in any manner as a condition of specific action or nonaction by the Issuer;

     In connection with the Funds' proposal to designate a member of the board of the Issuer in the event that such designation becomes necessary for the Funds to retain their qualification under ERISA as a "venture capital operating company," the Funds commit:

          12. To make such a designation only after providing notice to the Federal Reserve Board staff and demonstrating to the Board's satisfaction that the Funds' ERISA qualification is in jeopardy without the representation;

          13. That such designation would be solely for the purpose of complying with ERISA and would not be for the purpose of exercising control over the Issuer pursuant to the Bank Holding Company Act;

          14. That the Funds will not seek to designate a director of the Issuer without first designating, to the extent possible, a director at all other investments made by the Funds;

          15. To reduce their aggregate holding of the Issuer shares to less than 15 percent of the total voting shares of the Issuer and to less than 15 percent of the total equity of the Issuer. The Funds will make this reduction as soon as possible, but not later than six months following the director's designation. The Funds may request, and the Board may grant, an extension of this time period if the Funds are not likely to divest the required shares within this period and demonstrate that they have exercised reasonable efforts in good faith to divest the required shares;

          16. To cease having a nonvoting observer attend meetings of the board of directors of the Issuer at the time of designation;

                               Page 8 of 62 Pages

          17. That the Funds will submit the name of a proposed director to the Board for its review prior to designating this individual, and to accommodate any reasonable objection of the Board in selecting the designated individual; and

          18. That the Funds will not designate as a director of the Issuer any officer, board member, management official, or partner of Management Corp., or any of its affiliates.

     Pursuant to the terms of the Stock Purchase Agreement, the Issuer has agreed to file with the Securities and Exchange Commission a Registration Statement pursuant to which the Issuer shall offer to its existing stockholders (other than the Funds) the right to purchase additional shares of Common Stock at a price equal to the price at which the Funds acquired the shares referred to in this Statement (the "Rights Offering"). In addition, the Funds have agreed to purchase additional shares of Common Stock upon completion of the Rights Offering in such numbers that the Funds will continue to own shares representing 24.9% of the issued and outstanding shares of Common Stock.

     Pursuant to a Registration Rights Agreement, dated as of March 28, 1995, among the Issuer and the Funds, the Issuer has agreed, among other things, to file not later than six months after the conclusion of the Rights Offering, a Registration Statement in compliance with the Securities Act of 1933, as amended, covering the offer and sale of the shares of Common Stock acquired by the Funds and to use its best efforts to cause such Registration Statement to be declared effective.

ITEM 7: Material to Be Filed as Exhibits

     Attached as Exhibits hereto are (1) the Stock Purchase Agreement (without exhibits); (2) the Registration Rights Agreement; (3) Section 2.8 of the Agreement of Limited Partnership of Fund II; (4) Section 2.8 of the Agreement of Limited Partnership of Fund II-A; and (5) Federal Reserve Bank of San Francisco letter dated March 9, 1995.

                               Page 9 of 62 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 1995

                              WHR MANAGEMENT CORPORATION, as General Partner of Whitman Heffernan & Rhein Workout Fund II, L.P. and Whitman Heffernan & Rhein Workout Fund II-A, L.P.

                              By:   /s/ JAMES P. HEFFERNAN
                                 -----------------------------------------------
                                 Name:  James P. Heffernan
                                 Title: President


                              WHITMAN HEFFERNAN & RHEIN WORKOUT FUND II, L.P.

                              By: WHR Management Corporation, as General Partner

                              By:   /s/ JAMES P. HEFFERNAN
                                 -----------------------------------------------
                                 Name:  James P. Heffernan
                                 Title: President


                              WHITMAN HEFFERNAN & RHEIN WORKOUT FUND II-A, L.P.

                              By: WHR Management Corporation, as General Partner

                              By:    /s/ JAMES P. HEFFERNAN
                                 -----------------------------------------------
                                 Name:   James P. Heffernan
                                 Title:  President


                              Page 10 of 62 Pages

                                 EXHIBIT INDEX

     The following items are attached hereto as exhibits pursuant to Item 7 of the Schedule 13D. These exhibits have been copied from the originals for the purpose of this EDGAR filing. The original versions of all exhibits were duly executed.

PAGE

12   (1)   Stock Purchase Agreement, dated as of January 31, 1995, among Filer and the Issuer;

40   (2)   Registration Rights Agreement, dated as of January 31, 1995, among
           Filer and the Issuer;

57   (3)   Section 2.8 of the Agreement of Limited Partnership of Fund II;

58   (4)   Section 2.8 of the Agreement of Limited Partnership of Fund II-A; and

59   (5)   Federal Reserve Bank of San Francisco letter dated March 9, 1995.


                              Page 11 of 62 Pages